Filed pursuant to Rule 253(g)(2)

File No. 024-11795

SUPPLEMENT NO 1. DATED MAY 4, 2022

TO THE

OFFERING CIRCULAR DATED FEBRUARY 25, 2022

OF

ITEM 9 LABS CORP

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated February 25, 2022 of Item 9 Labs Corp (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. The purpose of this supplement is to disclose that there is a change in price of the units, change in exercise price of the warrant, and a change in the minimum investment amount for investors seeking to purchase Units (Common Stock and a half warrant) of the Company.

Price

Effective immediately, we have modified the price for each unit to $1.12. All units subscribed prior to the date of this supplement will be retroactively issued the additional units. The information in the Offering Circular, including “Dilution,” and “Use of Proceeds to Issuer,” is qualified by reference to the new price.

Exercise Price of Warrant

Effective immediately, we have modified the exercise price for each warrant to $1.75. All units subscribed prior to the date of this supplement will be retroactively issued the additional units. The information in the Offering Circular, including “Dilution,” and “Use of Proceeds to Issuer,” is qualified by reference to the new price.

Minimum Investment Amount

The minimum investment amount for investors in the offering is $560 or 500 units at the price per share of $1.12.